Exhibit 2

ELBIT VISION SYSTEMS LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Elbit Vision Systems Ltd.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
Fax No: (04) 610-7626

ELBIT VISION SYSTEMS LTD. For the Annual and Special General Meeting of Shareholders To Be Held On Tuesday January 17, 2012 at 11:00 a.m THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Adrian Daniels and Avraham Ben-Zvi, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Special General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on January 17, 2012, at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO ELECT four (4) directors for the coming year.	☐	☐	☐
2. To (i) ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu (“Brightman”) as the independent public accountants of the Company for the year ending December 31, 2010, (ii) approve the appointment of Brightman as the independent public accountants for the year ending December 31, 2011, and (iii) authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

	☐	☐	☐
3A VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 3 TO REAPPROVE the terms of a Consulting Agreement, between the Company and Cyloes Ltd., a company wholly owned by Sam Cohen.

	☐	☐	☐
3B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 3 TO REAPPROVE the terms of a consulting agreement, between the Company and Cyloes Ltd., a company wholly owned by Sam Cohen.
	☐	☐	☐
4A VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 4 To approve an increase in the remuneration terms due to Cyloes Ltd., under the Consulting Agreement, effective October 1, 2011.

	☐	☐	☐
4B VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 4 To approve an increase in the remuneration terms due to Cyloes Ltd., under the Consulting Agreement, effective October 1, 2011.

	☐	☐	☐
5A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 5 TO REAPPROVE the terms of a consulting agreement between the Company and Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe.

	☐	☐	☐
5B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 5 TO REAPPROVE the terms of a consulting agreement between the Company and Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe.

	☐	☐	☐
6A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 6 to approve an increase in the remuneration terms due to Yaron Financial Services Ltd., under the Consulting Agreement, effective October 1, 2011.

	☐	☐	☐
6B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 6 to approve an increase in the remuneration terms due to Yaron Financial Services Ltd., under the Consulting Agreement, effective October 1, 2011.
	☐	☐	☐	Name: ______________ number of shares: __________________

Signature:___________________________
Date:_________

NOTE:  Please mark date and sign exactly as the name(s) appear on this proxy.  If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.